UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 0-19969

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) and DC Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arkansas Best Corporation

3801 Old Greenwood Road

Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Report of Independent Registered Public Accounting Firm

And Financial Statements

December 31, 2011 and 2010

Arkansas Best 401(k) and DC Retirement Plan

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator

Arkansas Best 401(k) and DC Retirement Plan

Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Fort Smith, Arkansas

June 28, 2012

Federal Employer Identification Number:  44-0160260

Arkansas Best 401(k) and DC Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Cash and Cash Equivalents	$359,819	$30,051,862

Investments, At Fair Value
Mutual funds	173,433,118	179,986,067
Collective trust investment	29,367,267	—
Common stock of Arkansas Best Corporation	4,470,409	6,356,557
Other common stock	4,049,513	5,090,314
Other	974,722	562,568

	212,295,029	191,995,506

Receivables
Employer contributions	1,045,901	738,113
Participant contributions	56,568	19,713
Notes receivable from participants	5,460,722	5,182,292
Other receivables	3,821	—

	6,567,012	5,940,118

Net Assets Available for Benefits, At Fair Value	$219,221,860	$227,987,486

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Contributions
Participants	$10,687,540	$10,569,561
Employers	1,051,978	746,485
Rollovers	579,129	1,466,257

Total contributions	12,318,647	12,782,303

Deductions
Benefits paid to participants	17,545,694	32,289,288
Administrative expenses	17,039	30,058

Total deductions	17,562,733	32,319,346

Net Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	(7,289,631)	19,923,675
Interest and dividends	3,418,196	4,150,345

Net investment income (loss)	(3,871,435)	24,074,020

Other Income	9,576	—

Interest Income on Notes Receivable from Participants	340,319	357,807

Net Increase (Decrease) Prior to Transfers	(8,765,626)	4,894,784

Transfer of Assets to Other Plan	—	(253)

Net Increase (Decrease)	(8,765,626)	4,894,531

Net Assets Available for Benefits, Beginning of Year	227,987,486	223,092,955

Net Assets Available for Benefits, End of Year	$219,221,860	$227,987,486

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1:                                      Description of the Plan

The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document and Summary Plan Description, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, Inc., FreightValue, Inc., Global Supply Chain Services, Inc. and Moving Solutions, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company.  Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan.  The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.

The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees who have not completed certain periods of service and leased employees.  Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.

The trustee and custodian of the Plan was State Street Bank and Trust Company and Fidelity Management Trust Company for 2011 and 2010, respectively.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

For the year ended December 31, 2010, participant account balances totaling $253 were transferred from the Plan to the ABF Freight System, Inc. 401(k) Savings Plan, which covers the Company’s eligible employees who are members of collective bargaining units.

Contributions

For 2011 and 2010, the Plan allowed participants to contribute up to 69% and 75%, respectively, of their annual compensation as defined by the Plan, subject to certain limitations.  In addition to regular pre-tax 401(k) contributions, beginning in 2011, the Plan allows for after-tax Roth 401(k) contributions.  Employees are able to designate all or part of their elective contributions as after-tax Roth contributions.  Employee rollover contributions are also permitted.  Under the Plan, certain Participating Companies provide Company 401(k) matching contributions to each participant’s account.  The Company 401(k) matching contribution was suspended relative to participants’ compensation beginning January 1, 2010.  An additional annual 401(k) Company contribution may

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

be made at the discretion of each Participating Company’s Board of Directors.  For the years ended December 31, 2011 and 2010, no additional 401(k) Company contributions were made.  The Company made discretionary contributions related to the DC feature for the 2011 and 2010 plan year of $1,045,901 and $738,131, respectively.  Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation.

Participant Investment Account Options

Participants direct the investment of their contributions as well as the Company’s DC and matching contributions into various investment options offered by the Plan including mutual funds and, for 401(k) employee and match contributions, Arkansas Best Corporation common stock and the self-directed Schwab Personal Choice Retirement Account® (the “PCRA”).  A participant’s investment in either the Arkansas Best Corporation common stock or the PCRA is generally limited to 25% of the participant’s 401(k) account balance.  Participants may change the allocation of their investments daily.

The Plan’s investment committee may change the available investment options from time-to-time.

Participant Accounts

Separate sources are maintained within a participant’s 401(k) account for 401(k) contributions, Roth 401(k) contributions, the Company’s matching contributions and the discretionary contributions including contributions made pursuant to the DC feature.  Each participant’s account is credited with related investment returns.  Each participant’s account is also charged with transaction processing and account administration fees, which are reflected in the accompanying statements of changes in net assets available for benefits as administrative expenses.

Vesting

Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon.  Participants are fully vested in the Company’s contribution plus related earnings after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings.  Any unvested Company contributions and related earnings are generally forfeited upon termination.

Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service.  Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.

Payment of Benefits

Upon termination of service, a participant is entitled to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Forfeited Accounts

Forfeitures of participants’ unvested Company contributions and related earnings are used to reduce the Company’s matching contributions.  Forfeited nonvested accounts of $359,819 reported as cash and cash equivalents in the accompanying statement of net assets available for benefits at December 31, 2011 will be used to reduce future employer contributions.

No forfeitures were used to reduce employer contributions for 2011.  During 2010, forfeitures of $39,670 were used to reduce the Company’s matching contribution for 2009.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans.  The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period.  The loans are secured by the balance in the participant’s account and are repayable generally over a period not to exceed five years (except for loans for the purchase of a principal residence).  Interest on the loans is determined by the Plan Administrator based on reasonable rates of interest at prevailing rates for loans of a similar nature.  At December 31, 2011 and 2010, the interest rates on outstanding participant loans ranged from 5.25% to 8.32%.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  The accrual of interest on notes is discontinued at the end of the quarter during which the note becomes 90 days past due, unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the note.

All interest accrued but not collected remains as part of the balance due at the date the loan becomes a deemed distribution and is placed on nonaccrual status.  Notes are returned to active status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.  Delinquent notes that reach default status are treated as distributions based upon the terms of the Plan document.

No loans are allowed under the DC feature.

Plan Termination

Although it has not expressed an intention to do so, any Participating Company, through action of its Board of Directors, has the right under the Plan to discontinue its contributions at any time and the Board of Directors of Arkansas Best Corporation, at its discretion, may terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2:                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Quoted prices for mutual funds are the net asset value (“NAV”) of shares held by the Plan at the financial statement date.  Common stocks are valued at the closing price reported on the active market on which the securities are traded.  See Note 4 for discussion of fair value measurements.

The Diversified Stable Pooled Fund, an investment option of the Plan, is an investment of the Diversified Investment Advisors Collective Trust.  The Plan’s interest in the collective trust investment is valued based on information reported by the Plan recordkeeper using the audited financial statements of the collective trust at year-end.  The collective trust investment in the Diversified Stable Pooled Fund is directly invested in the Wells Fargo Stable Return Fund G, whose principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on November 21, 2011, in which the U.S. Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of December 31, 2011.  The Plan is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document.  All other expenses of maintaining the Plan are paid by the Company.

Life Insurance Policies

Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts.  The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan.  Upon death of the participant, benefits are paid directly to the beneficiary.  Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.

Note 3:                                     Investments

The Plan’s investments, which are directed by participants into the various investment options, were held by State Street Bank and Trust Company and Fidelity Management Trust Company for 2011 and 2010, respectively.  The fair value of the Plan’s individual investments that represented 5% or more of net assets available for benefits at December 31, 2011 and 2010 were as follows:

	2011	2010

Spartan 500 Index Fund	$29,975,867	$31,140,902
Diversified Stable Pooled Fund	29,367,267	—
Dodge & Cox Stock Fund	21,924,468	24,748,646
PIMCO Total Return Fund	18,099,453	18,162,474
Franklin Flex Cap Growth Fund	16,975,317	18,750,528
Vanguard Target Retirement 2015 Fund	15,143,427	17,109,597
Fidelity Low-Priced Stock Fund	13,219,743	14,225,774

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

During the years ended December 31, 2011 and 2010, the net appreciation (depreciation) in fair value of the Plan’s investments (including gains and losses on investments bought, sold and held during the year) was as follows:

	2011
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at December 31

Mutual funds	$(5,505,547)	$173,433,118
Collective trust investment	583,372	29,367,267
Common stock of Arkansas Best Corporation	(1,853,216)	4,470,409
Other common stock	(466,517)	4,049,513
Other	(47,723)	974,722

	$(7,289,631)	$212,295,029

	2010
	Net Appreciation in Fair Value During Year	Fair Value at December 31

Mutual funds	$17,087,969	$179,986,067
Common stock of Arkansas Best Corporation	1,632,087	6,356,557
Other common stock	1,139,184	5,090,314
Other	64,435	562,568

	$19,923,675	$191,995,506

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2011 and 2010, were $3,418,196 and $4,150,345, respectively.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4:                                     Fair Value of Plan Assets

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels described as follows:

Level 1                        Quoted prices in active markets for identical assets or liabilities.

Level 2                        Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  The Plan’s investments classified as Level 1 include mutual funds, common stock and other investments.

If quoted market prices are not available, fair values are estimated by using pricing models or discounted cash flows with inputs derived from observable market data, quoted prices of securities with similar characteristics, or audited financial statements.  The Plan’s Level 2 collective trust investment is valued based on information reported by the Plan recordkeeper using the audited financial statements of the collective trust.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Plan has no investments classified as Level 3.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis at December 31, 2011 and 2010:

		2011
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$68,875,652	$68,875,652	$—	$—
Blended	35,783,833	35,783,833	—	—
Bond	28,751,807	28,751,807	—	—
Small/Mid cap equity	25,708,470	25,708,470	—	—
International equity	11,325,301	11,325,301	—	—
Money market	1,992,676	1,992,676	—	—
Other	995,379	995,379	—	—
Collective trust investment	29,367,267	—	29,367,267	—
Common stock of Arkansas Best Corporation	4,470,409	4,470,409	—	—
Other common stock	4,049,513	4,049,513	—	—
Other	974,722	974,722	—	—

Total	$212,295,029	$182,927,762	$29,367,267	$—

		2010
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds
Large cap equity	$74,640,076	$74,640,076	$—	$—
Blended	39,959,239	39,959,239	—	—
Bond	25,733,281	25,733,281	—	—
Small/Mid cap equity	25,470,338	25,470,338	—	—
International equity	11,068,993	11,068,993	—	—
Money market	2,091,653	2,091,653	—	—
Other	1,022,487	1,022,487	—	—
Common stock of Arkansas Best Corporation	6,356,557	6,356,557	—	—
Other common stock	5,090,314	5,090,314	—	—
Other	562,568	562,568	—	—

Total	$191,995,506	$191,995,506	$—	$—

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 5:                                     Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Diversified Stable Pooled Fund is managed by Diversified Retirement Corporation, the Plan recordkeeper; therefore, transactions with this fund qualify as party-in-interest for 2011.  The State Street Institutional Liquid Reserves Fund is administered by State Street Global Markets, LLC, an affiliate of State Street Corporation.  The Plan’s trustee and custodian, State Street Bank and Trust Company, is also an affiliate of State Street Corporation; therefore, transactions with this fund qualify as party-in-interest for 2011.  Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company.  Transactions with these funds qualify as party-in-interest for 2010 when Fidelity Management Trust Company was the trustee of the Plan.  Transaction processing and account administration fees paid by participants to Diversified Retirement Corporation for 2011 and Fidelity Management Trust Company for 2010 totaled $17,039 and $30,058, respectively.

Investments in common stock of the Company qualify as party-in-interest transactions.  At December 31, 2011 and 2010, the Plan’s investments in Arkansas Best Corporation common stock were $4,470,409 and $6,356,557, respectively.

Note 6:                                     Significant Estimates and Concentrations

Economic Conditions

The recessionary economic environment in recent years has presented and may continue to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted and may continue to result in large and unanticipated declines in the fair value of investments.  Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future changes in investment values that could impact the Plan.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Arkansas Best 401(k) and DC Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 7:                                     Subsequent Events

Effective January 1, 2012, the Plan was amended to add Albert Companies, Inc., a subsidiary of Arkansas Best Corporation, as a participating company and to reinstate the Company matching contribution.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan

EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2011

Identity of Issuer		Description of Investment	Current Value
	Investments

	Mutual Funds
	Fidelity Management Trust Company	Spartan 500 Index Fund, 673,766 shares	$29,975,867

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 215,707 shares	21,924,468

	Pacific Investment Management Company	PIMCO Total Return Fund, 1,665,083 shares	18,099,453

	Franklin Templeton Investments	Franklin Flex Cap Growth Fund, 383,277 shares	16,975,317

	Vanguard Trust Company	Vanguard Target Retirement 2015 Fund, 1,231,173 shares	15,143,427

	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 369,990 shares	13,219,743

	Harbor Funds	Harbor International Fund, 157,584 shares	8,194,349

	Vanguard Trust Company	Vanguard Target Retirement 2025 Fund, 603,609 shares	7,406,282

	Vanguard Trust Company	Vanguard Total Bond Market Index Fund, 657,718 shares	7,234,896

	CRM, LLC	CRM Small Cap Value Fund, 281,204 shares	5,019,496

	Vanguard Trust Company	Vanguard Target Retirement 2035 Fund, 349,394 shares	4,370,917

	CRM, LLC	CRM Mid Cap Value Fund, 153,712 shares	4,068,767

	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 95,896 shares	3,400,464

	Fidelity Management Trust Company	Spartan International Index Fund, 105,242 shares	3,130,952

	Vanguard Trust Company	Vanguard Target Retirement 2045 Fund, 238,558 shares	3,070,236

	Vanguard Trust Company	Vanguard Target Retirement 2020 Fund, 105,554 shares	2,289,457

	Franklin Templeton Investments	Templeton Global Bond, 157,935 shares	1,959,973

	Vanguard Trust Company	Vanguard Target Retirement 2030 Fund, 71,932 shares	1,504,809

	Vanguard Trust Company	Vanguard Inflation-Protected Securities Adm, 52,598 shares	1,457,485

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 58,099 shares	669,880

	Vanguard Trust Company	Vanguard Target Retirement 2040 Fund, 24,037 shares	492,762

	Vanguard Trust Company	Vanguard Target Retirement 2050 Fund, 20,037 shares	408,950

	Vanguard Trust Company	Vanguard Target Retirement 2010 Fund, 11,818 shares	265,088

	Vanguard Trust Company	Vanguard Target Retirement 2005 Fund, 13,525 shares	162,025

*	State Street Global Markets, LLC	State Street Institutional Liquid Reserves Fund, 122,409 shares	122,409

	Common Stock
*	Arkansas Best Corporation	231,988 shares	4,470,409

	Collective Trust Investment
*	Diversified Retirement Corporation	Diversified Stable Pooled Fund, 1,827,638 shares	29,367,267

	Personal Choice Retirement Accounts
	Charles Schwab & Co., Inc.		7,889,881

	Total Investments		212,295,029

*	Participant Loans	Various loans with interest rates of 5.25% to 8.32% with original maturities generally not exceeding 5 years	5,460,722

			$217,755,751

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan

/s/ David R. Cobb
June 28, 2012	David R. Cobb
Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description

23.1	Consent of BKD LLP